OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	US DISTRICT COURT CASE NO. 1:16-CV-07057-KAM-RLM
MATTER DETAIL:	DATE OF EVENT: DECEMBER 22, 2016. PARTIES: UNITED STATES DISTRICT COURT FOR EASTERN NEW YORK AND BARCLAYS BANK PLC AND ITS UNITED STATES AFFILIATES. CASE NO. 1:16-CV-07057-KAM-RLM. THE COMPLAINT INCLUDES THE FOLLOWING ALLEGATIONS: ON DECEMBER 22, 2016 THE U.S. DEPARTMENT OF JUSTICE (DOJ) FILED A CIVIL COMPLAINT AGAINST BARCLAYS ASSERTING CLAIMS OF FRAUD RELATED TO BARCLAYS' RESIDENTIAL MORTGAGE-BACKED SECURITIES AND ASSOCIATED ACTIVITIES BETWEEN 2005 AND 2007. THE DOJ ASSERTS CLAIMS UNDER THE FEDERAL FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT OF 1989 WHICH ALLOWS THE DOJ TO SEEK CIVIL MONETARY PENALTIES FOR VIOLATIONS OF CERTAIN FEDERAL STATUTES.
FILED BY:	HUMAYUNA1
FILED ON:	1/20/2017 1:08:44 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.